Filed by Document Security Systems, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 (the “Securities Act”) and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934 (the “Exchange Act”)
Subject Company: Document Security Systems, Inc.
Exchange Act File Number: 001-32146

On May 20, 2013, Document Security Systems, Inc. (the “Company”) made available to investors the following updated presentation regarding the Company’s business and business combination with Lexington Technology Group, Inc:

www.dsssecure.com Document Security Systems, Inc. (NYSE MKT: DSS) May 2013 www.lex - tg.com

1 Cautionary Note Regarding Forward - Looking Statements Statements in this presentation regarding the proposed transaction between Document Security Systems, Inc . ("DSS") and Lexington Technology Group, Inc . ("Lexington Technology Group") ; the expected timetable for completing the transaction ; the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders ; the potential of the combined companies’ technology platform ; our respective or combined ability to raise capital to fund our combined operations and business plan ; the continued listing of DSS's or the combined company’s securities on the NYSE MKT ; market acceptance of DSS products and services ; our collective ability to maintain or protect our intellectual property rights through litigation or otherwise ; Lexington Technology Group’s limited operating history, competition from other industry competitors with greater market presence and financial resources than those of DSS ; our ability to license and monetize the patents owned by Lexington Technology Group including the outcome of the litigation against social networking companies and others ; potential new legislation or regulation related to enforcing patents ; the complexity and costly nature of acquiring patent or other intellectual property assets ; the combined company’s management and board of directors ; and any other statements about DSS’s or Lexington Technology Group’s management teams’ future expectations, beliefs, goals, plans or prospects constitute forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 . Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "could," "anticipates," "expects," "estimates," "plans," "should," "target," "will," "would" and similar expressions) should also be considered to be forward - looking statements . There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward - looking statements, including : the risk that DSS and Lexington Technology Group may not be able to complete the proposed transaction ; the inability to realize the potential value created by the proposed Merger for DSS’s and Lexington Technology Group’s stockholders ; our respective or combined inability to raise capital to fund our combined operations and business plan ; DSS’s or the combined company’s inability to maintain the listing of our securities on the NYSE MKT ; the potential lack of market acceptance of DSS’s products and services ; our collective inability to protect our intellectual property rights through litigation or otherwise ; competition from other industry competitors with greater market presence and financial resources than those of DSS ; our inability to license and monetize the patents owned by Lexington Technology Group including the outcome of the litigation against social networking companies and others ; and other risks and uncertainties more fully described in DSS’s Annual Report on Form 10 - K for the year ended December 31 , 2012 as filed with the U . S . Securities and Exchange Commission ("SEC"), as well as the other filings that DSS makes with the SEC . Prospective investors and stockholders are also urged to carefully read the risk factors set forth in the definitive proxy statement/prospectus . In addition, the statements in this presentation reflect our expectations and beliefs as of the date of this presentation . We anticipate that subsequent events and developments will cause our expectations and beliefs to change . However, while we may elect to update these forward - looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise . These forward - looking statements should not be relied upon as representing our views as of any date after the date of this presentation .

2 Important Additional Information Filed with the SEC This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of DSS or Lexington Technology Group or the solicitation of any vote or approval . In connection with the proposed transaction, DSS filed with the SEC, and the SEC has declared effective, a Registration Statement on Form S - 4 containing a proxy statement/prospectus . The definitive proxy statement/prospectus was declared effective on May 10 , 2013 , and contains important information about DSS, Lexington Technology Group, the transaction and related matters . DSS commenced mailing of the definitive proxy statement/prospectus to its stockholders on or about May 17 , 2013 . Prospective investors and security holders of DSS are urged to read carefully the proxy statement/prospectus relating to the merger (including any amendments or supplements thereto) in its entirety, because it will contain important information about the proposed transaction . Prospective investors and security holders of DSS will be able to obtain free copies of the definitive proxy statement/prospectus for the proposed merger and other documents filed with the SEC by DSS through the website maintained by the SEC at www . sec . gov . In addition, prospective investors and security holders of DSS and Lexington Technology Group will be able to obtain free copies of the definitive proxy statement/prospectus for the proposed merger by contacting DSS, Attn .: Investor Relations, at 28 East Main Street, Suite 1525 Rochester, NY 14614 , or by e - mail at ir@dsssecure . com . Prospective Investors and security holders of Lexington Technology Group will also be able to obtain free copies of the definitive proxy statement/prospectus for the merger by contacting Lexington Technology Group, Attn .: Investor Relations, 1616 Anderson Road, McLean, VA 22101 , or by e - mail at info@lex - tg . com . DSS and Lexington Technology Group, and their respective directors and certain of their executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the agreement between DSS and Lexington Technology Group . Information regarding DSS's directors and executive officers is contained in DSS's Annual Report on Form 10 - K/A for the fiscal year ended December 31 , 2012 , previously filed with the SEC . Information regarding Lexington Technology Group's directors and officers, and a more complete description of the interests of DSS's directors and officers in the proposed transaction, are available in the definitive proxy statement/prospectus that was filed by DSS with the SEC in connection with the proposed transaction .

3 The DSS/LTG Merger Overview ▪ NYSE MKT: DSS ▪ Market Cap: ~$58M (1) ▪ Leader in anti - counterfeit and authentication technologies ▪ Provides turnkey security solutions to corporations, governments, and financial institutions ▪ IP portfolio consists of 9 patents and 12 applications ▪ Private company ▪ Patent holding, management and monetization specialist ▪ Two LTG investments:  Bascom Research: pertains to social network data structures  Virtual Agility: pertains to user - configurable platforms used to create sophisticated, integrated applications The proposed merger between DSS & LTG is expected to close on or about July 1, 2013, if DSS stockholders approve the merger proposals at DSS’s Special Meeting to be held on June 20, 2013 (1) Source: CapitalIQ as of May 17, 2013.

4 The DSS/LTG Merger Key Terms ▪ LTG to receive merger shares in exchange for  $7.25MM in cash  DSS shares purchased by LTG in a private placement in October, 2012  Existing assets: Bascom Research, VirtualAgility investment, pipeline, assembled management ▪ LTG receives approximately 20MM merger shares (22mm DSS shares currently), 4.9MM warrants at $4.80 and 7.1 MM escrow shares (if stock trades above $5.00 for 40 of 90 trading days by 1 year post merger) 1 ▪ Resulting LTG ownership 1 :  47% ownership not considering warrants and options  50% ownership including options and warrants  55% including warrants and o ptions and the vesting of escrow shares ▪ LTG receives 5 of 9 Board seats and assumes CEO and COO roles 2 1. Assumes approval of proposed merger consideration by stockholders and includes LTG preferred stockholders which are non - voting. 2. Assumes approval of staggered board proposal by stockholders.

5 Post Merger Management Profiles 1 Will Rosellini, Chief Executive Officer Jeff Ronaldi - Chief Executive Officer ▪ Over 25 years of experience in company formation and management, including roles at UUNET, Concentric Networks, SPX and newsletters.com ▪ Managed Juridica’s investment in patent portfolios; investment results include a $50MM judgment and other key successes ▪ Former General Manager at ImageExpo, an SPX company, which won a $60MM verdict against Microsoft in 2004; board member of SSL Services, which won a $10MM verdict against Citrix Robert Bzdick - President ▪ 29 years experience in manufacturing operations management ▪ Founder and CEO of Premier Packaging Corporation prior to DSS acquisition ▪ Appointed CEO of DSS in November 2012; will remain in charge of DSS legacy operations, including packaging and RFID and the AuthentiGuard roll - out Peter Hardigan - Chief Operating Officer ▪ CFO / Head of Investment Management at IPNav – Led 2 private placements with institutional investors – Responsible for financial assessment of all IPNav acquisitions, including bids up to $100mm – Aided activist investors in bid for AOL & other deals ▪ Principal & Leader of IP transactions at Charles River Associates in NYC and Frankfurt ▪ MBA: Columbia University, BA: University of Chicago Phillip Jones - Chief Financial Officer ▪ Controller and Principal Accounting Officer since 2005 ▪ CFO since 2009 ▪ Has 17 years experience in the accounting and finance sector ▪ Held financial management positions at American Fiber Systems and at Zapata Corporation where he was involved in the successful spin - off and IPO of Zapata’s internet subsidiary 1. Assumes approval of the merger proposals by DSS’ stockholders.

6 IP & Technology Assets ▪ LTG brings IP assets believed to be widely practiced by technology and Fortune 500 companies ▪ DSS Integrated security technology presents a significant licensing opportunity ▪ DSS has existing litigation and other potential opportunities to assert IP as its core business ▪ DSS retained John Cronin in 2012 to establish an IP strategy, leading to new patent applications for integrated security LTG/DSS Synergies Strategy ▪ DSS has a strong history of technology development but has had limited success in licensing and enforcement of technologies ▪ LTG brings an experienced IP management team with a results - oriented focus Operations ▪ DSS’ R&D and technical expertise will aid LTG in assessing additional investment opportunities ▪ DSS’ existing management provides public reporting and other administrative functions ▪ LTG providing capital to fund DSS’ product development and other key projects ▪ LTG brings investment deal - flow and key relationships that can grow the combined business

7 ▪ Real, results - oriented patent m onetization skill s et ▪ Highly experienced managers with monetization track records and corporate operating experience ▪ Capital and willingness to fund operations ▪ Access to incubators and network of technical experts ▪ Willingness to work with company to seek injunctions to protect competitive position ▪ Provide defensive IP value from other LTG investments ▪ Liquidity and upside for investors Existing Alternatives ▪ NPE: often involving assignment of assets, minimal upfront capital, no injunctive relief ▪ Venture or other private financing: undervalues IP and doesn’t support monetization ▪ “DIY” patent monetization: without professional guidance, relationships, or funding… Our Value - Added Investment Approach Makes Us A Better Partner DSS/LTG Business Model Advantages For Patent Owners VS

8 Global IP Licensing Market (1) IP Industry Evolution Industry Backdrop – IP Monetization / $12.5B $1.1B / $1.1B / $1.5B / $200M / NTP $613M / $4.5B / (1) Source: World Intellectual Property Organization. Landmark M&A Deals: Landmark Licensing Deals:

9 Technology Expertise Enforcement Generalist (No Tech R&D) Specialist (Active Tech R&D) “Stick” Licensing Commercialization Buying Group “Carrot” Licensing Industry Landscape – IP Monetization

10

Current State of LTG and DSS Disputes

Portfolio	# Patents/ Applications	Technology	Litigation Milestones	Current Defendants
Bascom Research	6 /4	▪ Data structure used to build social networks and use thereof	▪ Cases filed: 10/4/2012 ▪ 2 Settlements to date at 5% effective royalty rate ▪ Markman Hearing: 10/02/2013 ▪ Trial: 2014-2015*	facebook, LinkedIn, Novell
VirtualAgility Investment**	5 / 5	▪ User-configurable platforms used to create sophisticated, integrated applications	▪ Cases filed: January 4th 2013 ▪ Markman: 2014-2015* ▪ Trial: 2015-2016*	salesforce, bmcsoftware, DELL, Bank of America, Dr Pepper Snapple, livingsocial, FedEx, Kimberly-Clark, NBC Universal
DSS	Breach of Contract	▪ Unauthorized use of proprietary design for protecting printed coupons provided under NDA	▪ Filed 10/24/2011 ▪ Entered discovery stage in January 2013 ▪ Trial TBD	Coupons.com

Growth Strategy:

- Mine DSS portfolio for licensing and enforcement opportunities
- Pursue acquisitions

*Estimate based on estimates from PriceWaterhouseCoopers 2012 Litigation report for the Northern District of California (Bascom Research) and the Eastern District of Texas (VirtualAgility).
**LTG has made a minority investment in VirtualAgility. VirtualAgility owns the patents in suit and is engaged in the litigation filed in the Eastern District of Texas.

11

Bascom Research, LLC
Investment Overview

Bascom Research Investment

- Bascom Research is a wholly-owned subsidiary of LTG, based in Virginia, led by Tom Bascom, President & CTO
- The patented technology covers the ability to link, search, and provide selective access to information in social networks and in modern enterprise software
- Bascom Research filed patent infringement lawsuits against five defendants, currently pending in the US District for the Northern District of California. (National Counsel: Kramer Levin)
  - CAND-3-12-cv-06293 facebook
  - CAND-3-12-cv-06294 LinkedIn
  - CAND-3-12-cv-06295 Novell
  - CAND-3-12-cv-06296 jive (terminated 5/17/13)
  - CAND-3-12-cv-06297 BroadVision (terminated 4/23/13)

LinkSpace



- Tom Bascom is the founder of Linkspace, a pioneering software company established in 2001 in McLean, VA
- Linkspace's products include Found Engine® and suite of products, Semantic Correlation Server™ and Tag and Connect™, which work together to organize information and close the gaps on and across networks and portals

Tom Bascom's Background (prior to LinkSpace):

- Program Manager for Raytheon and Northrup Grumman's ballistic missile defense program
- Manager for NASA's Mission to Planet Earth at Goddard Space Flight Center

Education:

- SUNY Buffalo (B.S. in Aerospace Engineering);
- The George Washington University (M.S. Engineering Administration)

12 Bascom Research Patents Disclose “Relationships with Attributes” ▪ Establishing a relationship between two or more objects (e.g., user profiles, documents, articles, data entries, etc.) ▪ With the ability to describe / customize and display the characteristics of the relationship Exemplary Use of the Technology within the Facebook Platform 1. http://developers.facebook.com/docs/opengraph/ (accessed 9 - 19 - 2012) 2. http://developers.facebook.com/docs/reference/fql/ (ac cessed 9 - 19 - 2012) Bascom Research, LLC Case Study: Facebook

13 Bascom Research, LLC Case and Potential Timeline • Case was transferred to Northern California on 12/11/2012 • Scheduling order took place on 3/15/2013 • Bascom Research reached settlements with two defendants on 4/23/13 and 5/14/13 for 4% and 5% effective royalty rate, respectively • Markman hearing* scheduled for 10/2/2013 Trial TBD OCT 2012 DEC 2012 MAR 2013 JUN 2013 SEP 2013 DEC 2013 Begin Discovery (EDVA – NDCA) Claim Construction Briefing Potential Summary Judgment Motions Complaint Filed 10/4/2012 Markman Hearing & Ruling October 2013 *During the Markman hearing, the judge interprets the patent claims for the benefit of the jury. The jury is called upon to d ete rmine liability based on the accepted claim interpretation. Settlement Settlement Scheduling Order 3/19/2013

14

VirtualAgility, Inc.
Investment Overview

Lexington Technology Group | DSS

VirtualAgility Investment

- LTG has a minority equity interest in VirtualAgility ("VA") and has options to acquire additional equity interests
- VA owns five US patents and a number of pending applications that cover a user-configurable platform that allows persons who are not specialists in information technology (IT) to create sophisticated, integrated applications
- VA filed a patent infringement lawsuit against nine defendants, currently pending in the US District for the Eastern District of Texas. (TXED-2-13-cv-00011)

salesforce
bmcsoftware
DELL
Bank of America
DR PEPPER SNAPPLE GROUP
livingsocial
FedEx
Kimberly-Clark
NBC UNIVERSAL



- Stuart Rudolph is the founder, President and CEO of VirtualAgility, a pioneering enterprise software company established in 1998 and based in Winchester, MA
- VA works with government agencies and private enterprises in the US and abroad on issues involving public safety, crisis management and business resiliency and continuity
- Clients include US Homeland Security, Customs and Border Patrol, and Air Force, and international government agencies

Stuart Rudolph's Background (prior to VA):

- Serial Entrepreneur: Stuart has received many awards and distinctions for practical innovation, product excellence and entrepreneurship
- Director, Scitex America, where he helped launch the first Commercial Digital Cameras and CCD technology for color imaging used in desktop printers

15

VirtualAgility, Inc.
Case Study: Salesforce.com

Lexington Technology Group | DSS

VirtualAgility Patent 8,095,413 discloses[1]

- Systems for supporting management of collaborative activity by non IT specialists
- Methods and devices for supporting collaboration by non-IT specialists

Alleged Infringement by Salesforce.com[2]

- *Salesforce.com, offers products and services that are designed to enable users of those products and services to autonomously access, assemble, share, and modify strategic and tactical information regardless of institutional boundaries and without special programming.*
- *An example of such a service offered by Salesforce.com is its cloud-based "Sales Cloud" Customer Relationship Management (CRM) software as a service.*
- *Another related service offered by Salesforce.com is its cloud-based "Service Cloud" Customer Relationship Management (CRM) software as a service.*
- *Salesforce.com's CRM applications purportedly help its customers track, manage, analyze, and share information regarding sales and sales prospects, customer service, support, and marketing operations."*

1. Paraphrase of certain independent claims from US Patent number 8,095,413; No formal infringement contentions have been made in the case and these claims are presented for illustration only.
2. Amended complaint in VirtualAgility vs. Salesforce.com et al. TXED-2-13-cv-00011; filed 1/29/2013.

16 ▪ DSS IP Portfolios  Core Document Security portfolio = nine patent families; 12 pending applications  Digital and cloud portfolio: five patent applications; additional concepts in development ▪ C urrent Licensing Relationships  International security p rinters  Other security product suppliers ▪ Current IP Enforcement  Coupons.com: Claim for breach of contract; entering discovery stage in the Western District of NY  Additional enforcement actions under assessment ▪ DSS Competitive Intelligence Capability Linked to R&D DSS Intellectual Property Management

17 IP Monetization Growth Driver Our Acquisition Pipeline ▪ Acquire additional portfolios and make investments that build value in our existing businesses  Patented technologies or IP portfolios that support the competitive advantage of DSS, Bascom, VirtualAgility or future investments  Technical expertise of our existing investments will aid in conducting diligence ▪ Acquire or invest in new opportunities that meet our investment criteria  Majority or minority investments in companies in new markets  Technology agnostic approach ▪ Current pipeline: many potential opportunities sourced from:  Personal relationships / word of mouth  Investors: VC’s, hedge funds, private equity managers, and other IP investors  Universities and research institutions  Service providers: bankers, lawyers, brokers & other intermediaries

18 Our Operating Business ▪ $1 Trillion global losses 2 ($250 billion in US) 1 ▪ Security expected to grow to $79 billion in 2014 2 ▪ Key Markets: – Pharmaceuticals – Cosmetics – Apparel – High value consumer goods Counterfeiting Marketplace 1. GCCCP – United Nations World Intellectual Property Organization. 2. MarketsandMarkets.com Research Report. ▪ A leading developer in anti - counterfeiting and authentication technology with customers world - wide ▪ Works closely with clients, including Fortune 500 companies, to design proprietary technology solutions; protecting government documents, identity cards, academic records, valuable documents, coupons, consumer packaging, and supply chains ▪ R & D focus on technology – established industry standard (DSS’ technology is specified by a United States government agency for identity documents) DSS Strategy: “Security as a Service” DSS : Technology Innovator

19 Integrated Security Solution with AuthentiGuard® Launched 10/2012; Currently in Beta Testing Authentication marker, using covert Prism technology, that once read unlocks encrypted information to the app user and resists copying and scanning Manage marks, users, access to the system with complete reporting and fully customizable and capable of integrating into existing systems The app authenticates marking in real - time with full reporting, GPS tracking, data storage and more The Prism Mark The Application The Portal The AuthentiGuard solution is compromised of three key components that work together to provide authentication, investigative data capture, reporting and marketing data capture.

20 DSS Historical Financials * Adjusted EBITDA is a non - GAAP financial performance measurement. Adjusted EBITDA is calculated by adding back to net income (l oss) interest expense, income taxes, depreciation and amortization expense as further adjusted to add back stock - based compensation expense and non - recurring items, such as gain on the change in fair value of derivative liability in 2011 and costs related to the Company's potential merger with Lexington Technology Group, which were incurred in 2012. $ in thousands 2010 2011 2012 2012 vs 2011 Revenue Packaging 5,753 5,940 9,428 59% Plastic IDs and Cards 2,291 2,769 2,966 7% Licensing of Digital Solutions 641 1,447 1,826 26% Printing 4,697 3,227 2,895 (10%) Total Revenue 13,382 13,383 17,115 28% Operating Expense 7,581 7,646 9,502 24% Net Loss (3,463) (3,222) (4,281) NM Adjusted EBITDA* (2,212) (2,309) (1,314) NM

21 2013 Strategic Goals 1. Bring traditional DSS to near breakeven  Continue revenue growth  Continue cost control, possible consolidation 2. Convert beta testing of DSS AuthentiGuard to revenues  Pharmaceuticals  Luxury goods  Consumer products 3. Additional monetization of the DSS IP portfolio 1. Bascom Research:  Markman hearing October 2 nd , 2013  Initial revenues from licensing/settlement 2. VirtualAgility Investment:  Case calendar – currently TBD  Potential initial revenues from licensing/settlement 3. Pipeline: – Additional 3 - 5 investments